Information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

FILED PURSUANT TO RULE 424(b)(2)
FILE NUMBER 333-131112

SUBJECT TO COMPLETION, DATED JANUARY 19, 2006

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 19, 2006)

5,000,000 Shares

BANKUNITED FINANCIAL CORPORATION

Class A Common Stock

We are offering 5,000,000 shares of our Class A Common Stock in this offering. Each share of Class A Common Stock has one-tenth vote on all matters on which its holder may vote. Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol “BKUNA.” The last reported sale price on the Nasdaq National Market on January 18, 2006 was $27.45 per share.

See “Risk Factors” beginning on page S-10 to read about the risks you should consider before buying our Class A Common Stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before expenses, to us	$	$

The Underwriters have a 30 day option to purchase up to an additional 750,000 shares to cover any over-allotments.

Delivery of the shares will be made on or about                                  , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Keefe, Bruyette & Woods

JPMorgan	UBS Investment Bank

The date of this prospectus supplement is             , 2006.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, buy only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is, current only as of its date.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

WHERE YOU CAN FIND INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act relating to the Class A Common Stock being offered by this prospectus supplement. This prospectus supplement is a part of the Registration Statement, but the registration statement also contains additional information and exhibits.

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other reports with the SEC. You can read and copy the proxy statement and reports filed with the SEC at the SEC’s Public Reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC’s toll-free telephone number at 1-800-SEC-0330 if you need further information about the operation of the SEC’s Public Reference Rooms.

Our filings with the SEC are also available from its Internet website at http://www.sec.gov. Our Class A Common Stock is listed on the Nasdaq National Market and our reports can also be inspected at the offices of the National Association of Securities Dealers at 1735 K Street, N.W., Washington, DC 20006.

The information in this prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplements, as well as the documents incorporated by reference in the prospectus or this prospectus supplement, before making an investment decision.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in this prospectus supplement or in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies or replaces this information. All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement. We incorporate by reference the following previously filed documents:

1.	Our Annual Report on Form 10-K for the year ended September 30, 2005;

2.	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended September 30, 2005;

3.	Our Current Report on Form 8-K filed on December 20, 2005;

4.	Our Current Report on Form 8-K filed on December 27, 2005;

5.	Our Current Report on Form 8-K filed on January 18, 2005; and

6.	The description of the Class A Common Stock contained in BankUnited’s Current Report on Form 8-K dated March 5, 1993, filed with the Commission to register BankUnited’s Class A Common Stock under Section 12(g) of the Exchange Act.

This prospectus supplement incorporates documents by reference which are not presented or delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference into this prospectus supplement (other than exhibits) call or write us at the following address: BankUnited Financial Corporation, Attn: Lauren Camner, Investor Relations Officer, 255 Alhambra Circle, Coral Gables, Florida 33134, (305) 569-2000. You may also review and obtain these documents at our internet website at www.bankunited.com.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference certain forward-looking statements. Statements that are not historical in nature, such as those using the word “anticipate,” “estimate,” “should,” “may,” “can,” “plan,” “target,” “expect,” “could,” “intend,” “believe,” “seek,” “project” and similar expressions, are forward-looking statements. Actual results or performance could differ from those implied or contemplated by such statements.

These forward-looking statements are subject to certain risks and uncertainties, including, among others: general business and economic conditions, either nationally or regionally; fiscal or monetary policies; significant weather events such as hurricanes; changes or fluctuations in the interest rate environment; a deterioration in credit quality and/or a reduced demand for credit; reduced deposit flows and loan demand; real estate values, competition from other financial service companies in our markets; legislative or regulatory changes, including, among others, changes in accounting standards, guidelines and policies; the issuance or redemption of additional equity or debt securities by us; the concentration of operations in Florida, if Florida business or economic conditions decline; reliance on other companies for products and services; the impact of war and the threat and impact of terrorism; volatility in the market price of our common stock; and other economic, competitive, servicing capacity, governmental, regulatory and technological factors affecting our operations, price, products and delivery of services. Other factors that could cause actual results to differ materially are: (i) other risks and uncertainties described from time to time in our filings with the SEC, (ii) the risk factors or uncertainties set forth in this prospectus supplement, and (iii) other risks and uncertainties that have not been identified at this time.

Information in this prospectus supplement is current only as of its date. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement might not occur.

BANKUNITED FINANCIAL CORPORATION

This overview is not complete and does not contain all of the information that you should consider before investing in our Class A Common Stock. This overview is qualified by the more detailed information and financial statements and notes appearing elsewhere in, or incorporated by reference into, this prospectus supplement. You should carefully read this entire prospectus supplement and the attached prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option. “We,” “us,” and “our” in this prospectus supplement refer to BankUnited Financial Corporation and its subsidiaries on a consolidated basis.

Company Overview

We are the holding company for BankUnited, FSB (the “Bank”), the largest banking institution headquartered in Florida as measured by assets and deposits. Our primary business consists of the Bank’s operations. We operate a community banking platform complemented by a national residential lending business anchored in Florida. We offer a full spectrum of consumer and commercial banking products and services to consumers and businesses located primarily in Florida and originate residential loans in several regions of the country.

Over the last two years, we have effectively executed our Florida community banking strategy. We opened 5 branches in calendar year 2004 and 15 branches in calendar year 2005. We also expanded our commercial banking services in Florida, and we substantially enhanced our management team. As of January 18, 2006 the Bank’s distribution system had grown to 66 full service branches in Florida, seven regional loan production offices, and an extensive network of mortgage broker relationships.

Our management team has extensive mortgage, retail, and commercial banking expertise in Florida, our primary marketplace. This experience has enabled us to expand our mortgage origination business to regions outside of Florida. Over the past three years, we have achieved the following growth:

	As of and for year ended
	December 31, 2005		September 30, 2002
	(in millions)
Total Assets	$11,259.3		$6,028.5
Total Loans	8,889.5		3,992.1
Commercial and Commercial Real Estate Loan Balances	1,045.5		503.8
Consumer Loan Balances	304.9		103.1
Total Deposits	5,007.4		2,976.1
Core Deposits (1)	1,966.8		1,236.3
Total Equity	522.4		345.1
Fiscal Year Non-Interest Income	22.6	(2)	16.7
Fiscal Year Net Income (3)	27.5	(2)	30.3
Fiscal Year Loan Production	5,426.1	(2)	2,302.6
Market Capitalization	809		402
Branches	66	(4)	39

(1)	Consists of non-interest bearing checking accounts, interest-bearing checking accounts, savings accounts and money market accounts; excludes certificates of deposits.
(2)	For the fiscal year ended September 30, 2005.
(3)	Excluding $24.2 million of net losses related to prepayment of Federal Home Loan Bank of Atlanta (FHLB) advances and their related interest rate swaps made during the year, net income for the fiscal year ended September 30, 2005 was $51.7 million.
(4)	As of January 18, 2006.

Our community banking platform focuses on the Florida market, which we believe is one of the most attractive markets in the country and is the fourth most populous with 17 million inhabitants. We have offices in Miami-Dade, Broward, Palm Beach, Collier, St. Lucie, Martin, Lee, Charlotte and Manatee counties. Approximately 40% of the total population of Florida resides in these counties.

Since 1990, our market’s population has grown 9%, as compared to 4% in the United States market. As of June 30, 2005 this nine-county market had total deposits of $173.9 billion, or 51%, of the state’s total deposits. One of the drivers of our market’s deposit growth has been robust de novo branch expansion. This growth has also been augmented by the influx of persons, mostly from South and Central America, who, due to economic and political instability in their home countries may from time to time transfer more funds to the United States or purchase more assets in this country.

The Florida banking market has undergone substantial consolidation with large super-regional banks acquiring many community banks. As a result, as of January 18, 2006, Florida had only five publicly traded banks and thrifts with market capitalization in excess of $500 million and only three banks and thrifts with assets greater than $5 billion. Currently the top 5 deposit holders in Florida are out-of-state institutions with nearly 55% of the state’s total deposits.

We target retail and business customers in our Florida market who seek a banking institution with local market expertise, a broad product set, and people empowered to act quickly and decisively. We offer a banking alternative to the area’s residents and businesses that we believe are not being adequately serviced by the large super-regional banks.

Successful execution of our business strategy has yielded the following results:

•	Attractive Florida franchise. We are the largest bank headquartered in Florida as measured by assets and deposits. We follow a strategy of expanding through de novo branches. As of January 18, 2006 we had 66 full service branches in Florida of which 19, or 29% of our total branches, have been opened within the last eighteen months from January 2006. Furthermore, 16 of our branches, or 24% of our total branches, have been opened within the last twelve months from January 2006 and 11, or 17% of our total branches, have been opened within the last six months from January 2006. Our de novo strategy has assisted our efforts to grow our total deposits and our core deposits. On average, for all branches opened since the beginning of fiscal 2003, a de novo branch has historically grown to $13.8 million in deposits within six months from opening, to $29.3 million in deposits within twelve months from opening and to $43.3 million in deposits within eighteen months from opening. On average, for all branches opened since the beginning of fiscal 2003, core deposits at our de novo branches have historically grown to $8.4 million, $15.7 million and $20.2 million, respectively, within the same time periods from opening. We intend to open approximately 10 to 14 new full-service banking offices in Florida during fiscal 2006. We will continue to focus on hiring experienced managers and leaders to further enhance our coverage of the Florida market.

•	Strong asset origination while maintaining our high level of asset quality. We are able to generate a high volume of assets through our growing branch network, our loan production offices, and our network of mortgage brokers. Our total assets grew to $10.7 billion at September 30, 2005, a 22% increase over our total assets as of September 30, 2004. Comparing fiscal 2003 loan production to fiscal 2005 production, we were able to grow our mortgage loan production by 65%, our commercial and commercial real estate loan production by 186% and our consumer loan production (including specialty mortgages written through our branch offices) by 102%. During this period of growth our historically strong credit culture has allowed us to reduce our net annual charge offs as a percentage of average total loans to 0.03% for fiscal 2005 from .08% in fiscal 2003.

•	Effective balance sheet management. In order to manage our balance sheet growth, while taking full advantage of our strong asset origination capabilities, we may sell or securitize loans in the well developed and highly liquid secondary market, as favorable market conditions permit. We expect that such transactions will provide increased liquidity, flexibility and positive exposure in the secondary market, and also facilitate future growth. In fiscal 2005, we sold $904 million of residential loans either through whole loan sales or securitizations. In addition, we sold $248 million in the first quarter of fiscal 2006.

•

Strong core deposit growth.    Our core deposits grew by 17% in fiscal 2005, to $1.9 billion at September 30, 2005 compared to $1.7 billion at September 30, 2004. Deposits, other than certificates of deposits greater than $100,000, grew by 2.5% in fiscal 2005 to $3.5 billion at September 30, 2005 compared to $2.8 billion at September 30, 2004 and $2.5 billion at September 30, 2003. We achieved this growth by focusing on the specific needs of 16 discrete “micro-markets” into which we have divided our current Florida operations. We conduct ourselves as the local banking institution for each market, by emphasizing heightened community involvement, high-touch interaction with customers and localized decision-making. Our micro-market initiative maximizes our community bank orientation by catering specifically to the unique needs of each community and its customers while still leveraging a full compliment of products and services. The number of our household relationships has grown from 58,000 at September 30, 2003 to 70,000 at September 30, 2005 and the number of our commercial relationships has grown from 72 at September 30, 2003, to 164 at September 30, 2005. Each of our micro-market managers has goals that are tailored to the demographics and opportunities in his or her micro-market and is partially compensated based on those goals. Our cross-sell ratio, defined as the average number of products per household, improved from 1.524 at September 30, 2004 to 1.537 at March 31, 2005 and 1.764 at September 30, 2005. We continue to emphasize the importance of cross-selling products and services through our micro-market strategy.

•	Margin expansion. Our net interest margin has improved 30 basis points over the last two fiscal quarters ended December 31, 2005, and the measures we have implemented to improve our margin should continue to show positive results:

•	During the third quarter of fiscal 2005, we pre-paid $405 million of high-rate debt and related swaps, taking an after-tax charge of $24.6 million for that quarter. We made the prepayment to be able to obtain lower-cost funds through deposits, borrowings and other sources and to increase overall profitability. This balance sheet repositioning contributed to the improvement of our margin in the fourth quarter of fiscal 2005 and the first quarter of fiscal 2006.

•	During fiscal 2005 we also implemented programs to lower prepayment levels. We assembled an asset retention team to preserve potential refinancings, increased the use of prepayment fees and followed underwriting standards expected to reduce the likelihood of prepayments.

•	We also anticipate that our margin may benefit in the future from the nature of the MTA-indexed loans that we originate. As of September 30, 2005 approximately $3.8 billion, or 47.3%, of our loan portfolio consisted of one-month MTA-indexed loans. MTA loans may be delayed in repricing to current interest rate levels during a period of rapidly rising interest rates while liabilities generally reprice to current market interest rates more rapidly. This lagging effect negatively affected our margin during fiscal 2005. Improvement in the margin tends to occur as short-term interest rates level off or decline.

•	Strengthening our business relationships with our international customers. Florida’s location and the constant influx of international customers create opportunities for a banking institution headquartered in the state to attract new customers and generate new deposits from the international community. At September 30, 2005, we had $1.4 billion in loans to non-resident aliens compared to $446 million at September 30, 2000. We have developed products specifically targeted to international customers that allow them to finance properties in the United States. These products tend to be profitable loans with low loan-to-value ratios and negligible historical losses. Our strategy continues to include a focus on expanding relationships with these customers, by developing and offering new and additional products and services within the context of established controls for legal and regulatory compliance.

Our executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134, our telephone number is (305) 569-2000 and our website is www.bankunited.com. Information on our website is not a part of this prospectus supplement and is not incorporated herein by reference.

Recent Developments

On January 18, 2006, we announced our unaudited results for the first fiscal quarter of fiscal 2006. At December 31, 2005, we had total assets of $11.3 billion, total loans of $8.9 billion and total deposits of $5.0 billion, with core deposits of $2.0 billion. For the quarter ended December 31, 2005, we generated net interest income of $51.5 million, other operating income of $7.5 million, net income of $16.2 million and diluted earnings per share of $0.50. Our net interest margin improved to 1.97% for the quarter ended December 31, 2005, compared to 1.85% for the preceding quarter and 1.84% for the same quarter of fiscal 2005. Non-performing assets as a percentage of total assets was 0.09% for the quarter.

During the quarter we originated $1.4 billion in loans and sold $248 million of residential loans in the secondary market. In addition, we opened four new offices during the quarter and continued our expansion plans by entering the growing Charlotte County area of southwest Florida.

	At or For the Three Months Ended December 31,
	2005	2004
	(Dollars in thousands, except per share data)
Balance Sheet:
Total assets	$11,259,300	$8,914,672
Loans	8,889,531	6,321,625
Deposits	5,007,357	3,726,783
Core Deposits(1)	1,966,777	1,686,188
Deposits excluding CD’s greater than $100,000	3,663,193	2,880,431
Shareholders’ equity	522,361	502,007
Book value per common share	16.92	16.39
Total equity to total assets	4.64%	5.63%

Income Statement:
Net interest income	$51,478	$38,877
Provision for loan losses	2,300	1,150

Net interest income after provision for loan losses	49,178	37,727
Total other operating income	7,507	6,351
Total other operating expense	32,432	22,722

Income before income taxes	24,253	21,356
Income taxes	8,078	6,831

Net income	$16,175	$14,525

Per share data:
Diluted: Net income, per share	$.50	$.45

Performance Ratios
Return on average assets (2)	0.60%	0.67%
Return on average total equity (2)	12.57%	11.73%
Return on average tangible common equity (2)	13.40%	12.52%
Efficiency ratio (3)	54.98%	50.24%
Net interest margin	1.97%	1.84%

Asset Quality Ratios
Net annualized year-to-date (recoveries) charge-offs to average total loans	(0.03)%	0.05%
Non-performing loans to total loans	0.11%	0.24%
Non-performing assets to total assets	0.09%	0.19%
Loan loss allowance to total loans	0.32%	0.39%
Loan loss allowance to non-performing loans	299.14%	158.74%

(1)	Consists of non-interest bearing checking accounts, interest-bearing checking accounts, savings accounts and money market accounts; excludes certificates of deposits.
(2)	Return is calculated before payment of preferred stock dividends.
(3)	Efficiency ratio is calculated by dividing non-interest expenses by the sum of net interest income and non-interest income.

The Offering

Class A Common Stock offered	5,000,000 shares

Class A Common Stock to be outstanding after the offering	35,014,971 shares

Use of Proceeds

We intend to use the net proceeds of the offering for general corporate purposes. These purposes may include expanding our operations through new branch offices and operations centers, possible acquisitions, acquiring our debt and equity securities, if available on favorable terms, redeeming outstanding debt, investing in loans and mortgage-backed or other securities and funding working capital needs.

Voting Rights	Each share of Class A Common Stock entitles the holder to one-tenth vote.

Dividends

The holders of the Class A Common Stock are entitled to dividends when and if declared by our Board of Directors out of funds legally available for such dividend payouts. Since March 29, 2005, our Board of Directors has declared and we have paid a cash dividend of one-half cent ($0.005) per share on four occasions. We anticipate that we will continue to declare and pay such dividends on a quarterly basis subject to termination at any time at the sole discretion of our Board.

Risk Factors	Before investing, you should carefully consider all of the information in this prospectus supplement. In particular, you should evaluate the “Risk Factors’ beginning on page S-10.

Nasdaq National Market Symbol	“BKUNA”

The number of shares of our Class A Common Stock to be outstanding after this offering shown above is based on our shares of Class A Common Stock outstanding as of December 31, 2005, as adjusted for the shares offered by this prospectus supplement. The number of shares outstanding includes shares of restricted stock granted as compensation to our employees, which may be forfeited and cancelled in the future, if the restrictions are not satisfied. The number of shares shown above excludes:

•	up to 750,000 shares of Class A Common Stock issuable by us if the underwriters exercise their over-allotment option;

•	up to 1,864,624 shares of Class A Common Stock issuable by us if all outstanding shares of Noncumulative Convertible Preferred Stock, Series B (the “Series B Preferred Stock”), and all outstanding shares of Class B Common Stock, including shares of restricted stock that may be forfeited and cancelled in the future if restrictions are not satisfied, were converted as of December 31, 2005;

•	3,965,809 shares of Class A Common Stock issuable upon exercise of options at a weighted average exercise price of 18.06 per share as of December 31, 2005, including the exercise of options for Class B Common Stock at a weighted average exercise price of 7.25 per share as of December 31, 2005, and options for Series B Preferred Stock at a weighted average exercise price of 24.10 per share as of December 31, 2005, and upon the conversion of such Class B Common Stock and Series B Preferred Stock into shares of Class A Common Stock;

•	422,700 shares of Class A Common Stock and 54,281 shares of Class B Common Stock held as treasury stock, and 10,729 shares of Class A Common Stock, 126,919 shares of Class B Common Stock, and 26,720 shares of Series B Preferred Stock, held in rabbi trusts; and

•	a number of shares, if any, which may be issued upon conversion of our 3.125% Convertible Senior Notes. In 2004, we issued $120 million of Convertible Senior Notes that mature in March 2034 and bear interest at an annual rate of 3.125% payable semiannually. Upon conversion of the notes we will deliver cash for 100% of the principal amount of the notes and may, at our discretion, in lieu of delivering shares of Class A Common Stock, deliver cash or a combination of cash and shares of Class A Common Stock for the profit shares.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

We have set forth certain summary financial information in the table below for the periods and dates indicated. This operations data and financial condition data is derived from our consolidated financial statements and related notes for those periods. These tables should be read in conjunction with the financial statements and accompanying notes which are incorporated by reference into this prospectus supplement.

	As of or for the Fiscal Years Ended September 30,
	2005 (1)	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Operations Data:
Total Interest Income	$431,370	$332,101	$315,392	$328,987	$324,692
Total Interest Expense	268,411	188,903	198,848	217,171	246,793

Net Interest Income	162,959	143,198	116,544	111,807	77,899
Provision for Loan Losses	3,800	5,025	5,425	9,200	7,100

Net Interest Income After Provision for Loan Losses	159,159	138,173	111,119	102,607	70,799

Non-Interest Income:
Service and other Fees, net of amortization and impairment	8,748	6,326	4,666	4,264	5,880
Gain on sales of loans, securities and other assets	6,112	4,957	14,572	5,407	3,220
Other	7,751	9,080	9,538	6,991	3,877

Total Non-Interest Income	22,611	20,363	28,776	16,662	12,977

Non-Interest Expenses:
Employee Compensation and Benefits	51,817	43,773	40,390	33,180	23,872
Occupancy and Equipment	24,379	17,399	12,606	11,166	9,046
Professional Fees	6,796	3,892	4,610	5,342	3,267
Other	60,863	19,609	26,618	22,174	16,875

Total Non-Interest Expense	143,855	84,673	84,224	71,862	53,060

Income before Income Taxes	37,915	73,863	55,671	47,407	30,716
Provision for Income Taxes	10,378	23,141	16,551	17,086	11,620

Net Income Before Preferred Stock Dividends	27,537	50,722	39,120	30,321	19,096
Preferred Stock Dividends	431	379	316	257	649

Net Income After Preferred Stock Dividends	$27,106	$50,343	$38,804	$30,064	$18,447

Basic Earnings Per Common Share	$0.90	$1.69	$1.45	$1.20	$0.91

Diluted Earnings Per Common Share	$0.85	$1.58	$1.36	$1.12	$0.87

Weighted Average Number of Common Shares and Potential Common Shares Assumed Outstanding During the Period:
Basic	30,090	29,843	26,803	25,142	20,228
Diluted	32,339	32,153	28,865	27,073	21,354

Financial Condition Data:
Total Assets	$10,667,705	$8,710,445	$7,145,143	$6,028,548	$5,238,195
Loans Receivable, Net (2)	8,027,592	5,726,800	3,939,588	3,713,365	3,499,608
Investments (3)	2,093,118	2,552,951	2,559,946	1,731,900	1,217,504
FHLB Stock and Other Earning Assets	190,043	156,166	123,431	90,724	75,625
Total Liabilities	10,160,089	8,217,788	6,697,770	5,683,399	4,937,749
Deposits	4,733,355	3,528,262	3,236,106	2,976,171	2,653,145
Borrowings (4)	5,101,733	4,417,665	3,177,588	2,361,131	1,992,837
Trust Preferred Securities and Subordinated Debentures	195,500	164,979	162,219	253,761	203,592
Total Stockholders’ Equity	507,616	492,657	447,373	345,149	300,446
Common Stockholders’ Equity (5)	501,054	486,529	441,917	340,910	297,620
Book Value Per Common Share	$16.59	$16.19	$14.88	$13.52	$11.88

	As of or for the Fiscal Years Ended September 30,
	2005 (1)	2004	2003	2002	2001
Selected Financial Ratios:
Performance Ratios:
Return on Average Assets (6)	0.29%	0.66%	0.61%	0.57%	0.42%
Return on Average Tangible Common Equity 6)	5.79	11.78	11.02	10.56	9.46
Return on Average Total Equity (6)	5.48	10.99	10.14	9.58	8.20
Interest Rate Spread	1.57	1.73	1.68	1.91	1.45
Net Interest Margin	1.78	1.92	1.90	2.17	1.77
Dividend Payout Ratio (7)	3.19	0.75	0.81	0.85	3.40
Non-interest Expenses to Average Assets	1.53	1.10	1.32	1.34	1.17
Efficiency Ratios (8)	77.52	51.77	57.96	55.93	58.39
Asset Quality Ratios:
Non-performing Loans to Total Loans	0.10%	0.27%	0.89%	0.70%	0.76%
Non-performing Assets to Total Loans and Real Estate Owned	0.11	0.31	0.99	0.79	0.84
Non-performing Assets to Average Total Assets	0.08	0.20	0.59	0.53	0.60
Net Charge-offs to average Total Loans	0.03	0.05	0.08	0.12	0.11
Loan Loss Allowances to Total Loans	0.32	0.42	0.52	0.51	0.42
Loan Loss Allowances to Non-performing Loans	306.94	151.52	59.20	72.53	56.00
Capital Ratios:
Average Common Equity to Average Total Assets	5.26%	5.94%	5.53%	5.85%	4.94%
Average Total Equity to Average Total Assets	5.33	6.02	6.05	5.92	5.13
Core Capital-to-Assets Ratio (9)	7.11	7.26	7.24	7.77	7.12
Risk-Based Capital-to-Assets Ratio (9)	14.49	15.60	16.08	16.97	14.66

(1)	Results for fiscal 2005 include a net after-tax charge of $24.2 million related to prepayment of Federal Home Loan Bank of Atlanta (FHLB) advances and settlement of related interest rate swaps.
(2)	Does not include mortgage loans held for sale.
(3)	Includes Federal Home Loan Bank overnight deposits, federal funds sold, securities purchased under agreements to resell, investment securities and mortgage-backed securities.
(4)	Includes repurchase agreements, advances from the Federal Home Loan Bank of Atlanta, senior notes and convertible debt.
(5)	Calculated by deducting the liquidation value of preferred shares from total stockholders’ equity.
(6)	Return is calculated before payment of preferred stock dividends.
(7)	The ratio of total dividends declared during the period (including dividends on BankUnited’s Preferred Stock and BankUnited’s Class A and Class B Common Stock) to total earnings for the period before dividends.
(8)	Efficiency ratio is calculated by dividing non-interest expenses by the sum of net interest income and non-interest income.
(9)	Regulatory capital ratio of the Bank.

RISK FACTORS

Before you invest in our Class A Common Stock, you should be aware that there are various risks, including those described below, that could affect the value of your investment in the future. The risk factors described in this section, as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement, before you decide whether to purchase shares of our Class A Common Stock.

Net interest income could be negatively affected by changes in interest rates.

Our profitability depends to a large extent on the Bank’s net interest income, which is the difference between income on interest-earning assets such as mortgage loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are affected by changes in general interest rate levels and by other economic factors beyond our control. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans (ARMs), thus reducing our net interest income because we will need to pay the higher rates on our deposits and borrowings while being limited on the repricing of these loans due to the interest rate caps. As of September 30, 2005 adjustable rate mortgage loans (ARMs) made up approximately 85% of our residential mortgage loan portfolio including loans held for sale. The interest rates on ARMs adjust periodically based upon a contractually agreed index or formula up to a specified cap. In times of sharply rising interest rates, these caps could negatively effect our net interest margin by limiting the potential increase to interest income.

In addition, certain ARM loans reprice based on lagging interest rate indices. The effect of this lag may also negatively affect our net interest income when general interest rates continue to rise periodically. Lag risk results from timing differences between repricing of adjustable-rate assets and liabilities. The effect of this timing difference, or “lag”, would be generally favorable in a falling interest rate environment and negative during periods of rising interest rates. This lag risk can produce short-term volatility in the net interest margin during periods of interest rate movements even though over time the lag effect will balance out. As an illustration, as of September 30, 2005, 52% of our loan portfolio consisted of loans indexed to the MTA. This index is the twelve month average of the monthly average yields of the U.S. Treasury security adjusted to a constant maturity of one year. These loans may be delayed in repricing to current interest rate levels during a period of rapidly rising interest rates while liabilities generally reprice to current market interest rates more rapidly. Lag risk negatively affected our net interest margin in fiscal 2005 compared to fiscal 2004.

An increase in loan prepayments and on prepayment of loans underlying mortgage backed securities may adversely affect our profitability.

Prepayment rates are affected by consumer behavior, conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. Changes in prepayment rates are therefore difficult for us to predict. Prepayments of our mortgage loans may increase as we continue to expand our mortgage loan originations outside of Florida.

We recognize our deferred loan origination costs and premiums paid in originating these loans by adjusting our interest income over the contractual life of the individual loans. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed increases. The effect of the increases of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time which varies between loans. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. As of September 30, 2005 we had $120 million in premiums, discounts and net deferred origination costs.

We recognize premiums we pay on mortgage-backed securities as an adjustment to interest income over the life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income.

In addition, we may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

Changes in interest rates could have additional adverse effects on our financial condition and results of operations.

Fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations, including, without limitation, decreasing the value of our mortgage servicing rights or our derivative instruments. The initial and ongoing valuation and amortization of mortgage servicing rights is significantly impacted by interest rates, prepayment experience and the credit performance of the underlying loans. Mortgage servicing rights are also impacted by other factors, including, but not limited to, the amount of gains or losses recognized upon the securitization and sale of residential mortgage loans, the amortization of the assets and the periodic valuation of the assets. At September 30, 2005, we serviced $1.7 billion of loans for others and we had mortgage servicing rights with a carrying amount of $22.1 million.

We are unable to predict changes in market interest rates which are affected by many factors beyond our control including inflation, recession, unemployment, money supply, domestic and international events and changes in financial markets in the United States and in other countries. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. In an increasing rate environment, our interest costs on liabilities may increase more rapidly than our income on interest earning assets. This could result in a deterioration of our net interest margin.

Changes in interest rates could also adversely affect our financial condition by reducing the value of our derivative instruments. We use derivative instruments as part of our interest rate risk management activities to reduce risk associated with our borrowing activities. Our use of derivative instruments, however, exposes us to credit risk and market risk. Our credit risk is heightened when the fair value of a derivative contract is positive, which generally means that a counterparty owes money to us. We try to minimize credit risk in derivative instruments by entering into transactions with high-quality counterparties, but there can be no assurance that our financial evaluation of a counterparty will be accurate or that its financial status will not change.

Market risk is the adverse effect on the value of a financial instrument from a change in interest rates or implied volatility of rates. We manage market risk by establishing and monitoring limits on the types and degree of risk undertaken. Changes in interest rates may have either a positive or negative effect on the value of a derivative instrument depending on the nature of the derivative instrument.

Additionally, a substantial and sustained increase in interest rates could harm our ability to originate loans because refinancing an existing loan or taking out a subordinate mortgage would be less attractive, and qualifying for a loan may be more difficult.

The non-cash portion of our net interest income and repayment risks may grow because of our concentration in ARM loans indexed to the MTA.

Eighty five percent of the loans that we originated in fiscal 2005 were MTA loans and at September 30, 2005, MTA loans made up 52% of our loan portfolio. These loans provide the consumer with several payment options each month and may result in monthly payments being lower than the amount of interest due on the loan. Any unpaid monthly interest is added to the loan balance. The amount of the negative amortization is a non-cash item that is accrued in net interest income. This amount of net interest income will continue to increase as the negative amortization in our MTA loans increases.

These loans provide the consumer with the ability to reduce his or her initial loan payment and limit the amount of annual increase in the required monthly payment. The loans are re-amortized and the loan payments re-calculated at the earlier of (i) five years from inception of the loan; or (ii) a loan balance that has increased to 115% of the original loan. If a loan negatively amortizes in the initial year the consumer must make the payments up in the later years of the loan. This presents a potential repayment risk if the consumer is unable to meet the higher payment or to repay the loan through refinancing or sale of the underlying property.

The federal banking regulators have proposed guidance on these loans for public comment that would specify practices that lenders should follow in making these loans. At this time, the guidance is not final, and we do not know how the final guidance, if any, may affect our MTA loan production. Any regulatory limitation may affect the mortgage and residential real estate markets and limit our ability to produce loans at our current pace.

Our exposure to credit risk is increased by our commercial real estate, commercial business and construction lending.

Commercial real estate, commercial business and construction lending generally involve higher credit risk than single-family residential lending. Such loans involve larger loan balances to a single borrower or groups of related borrowers. At September 30, 2005, we had a balance of $456 million in commercial real estate loans (including multi-family residential loans), $87 million in construction loans, and $236 million in land loans and $199 million in commercial business loans.

Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

Risk of loss on a construction loan depends largely upon whether our initial estimate of the property’s value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If our estimate of value is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

Commercial business loans are typically based on the borrowers’ ability to repay the loans from the cash flows of their businesses. Such loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and liquidate, and fluctuate in value based on the success of the business.

Commercial real estate, commercial business and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. The underwriting, review and monitoring performed by our officers and directors cannot eliminate all of the risks related to these loans.

An inadequate allowance for loan losses would reduce our earnings.

We are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and our ability to meet our obligations. Volatility and deterioration in domestic and foreign economies, may also increase our risk for credit losses. Our portfolio composition, as of September 30, 2005, of which approximately 96% of loans are primarily secured by real estate, tends to reduce loss exposure. We evaluate the collectibility of our loan portfolio and provide an allowance for loan losses that we believe is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific loans that have loss potential;

•	delinquency trends;

•	estimated fair market value of the collateral;

•	current economic conditions;

•	the views of our regulators; and

•	geographic and industry loan concentrations.

If our evaluation is incorrect and borrower defaults cause losses exceeding our allowance for loan losses, our earnings could be significantly and adversely affected. We cannot assure you that our allowance will be adequate to cover loan losses inherent in our portfolio. We may experience losses in our loan portfolios or perceive adverse trends that require us to significantly increase our allowance for loan losses in the future, which would also reduce our earnings.

Negative events in certain geographic areas could adversely affect us.

Most of the loans in our portfolio are secured by real estate. Most of these loans are secured by properties in Florida. Negative conditions in the real estate markets where collateral for our commercial real estate or mortgage loans is located could adversely affect our borrowers’ ability to repay and the value of the collateral. Real estate values are affected by various factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as hurricanes. Some of our depositors and borrowers are citizens of other countries, including countries of Europe, Central and South America and the Caribbean, who currently reside in the United States, are in the process of moving here or have second homes here. These loans are secured by property located in the United States, primarily in Florida, and generally carry a lower loan to value ratio than loans to domestic residents. As of September 30, 2005, the amount of residential mortgage loans made to these borrowers was approximately $1.4 billion, or 18% of our loan portfolio. The value of the underlying property provides a source of liquidation in the United States but the consumer’s ability to make his or her monthly payments may be affected by factors such as foreign exchange rates, capital outflow limitations, and other political and economic risks associated with the country of residence. Changes in the United States laws and regulations affecting residents from those countries could also adversely affect us if they result in a significant loss of deposits, increased loan defaults or a decreased market for our products. BankUnited endeavors to limit its risk through its underwriting criteria on these loans.

Changes in economic conditions could cause an increase in delinquencies and non-performing assets, including loan charge-offs, and depress our income and growth.

Our loan portfolios include many real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values, a slowdown in housing price appreciation or increases in interest rates. These factors could depress our earnings and consequently our financial condition because:

•	customers may not want or need our products and services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing our loans to borrowers may decline; and

•	the quality of our loan portfolio may decline.

Any of the latter three scenarios could cause an increase in delinquencies and non-performing assets or require us to charge-off a percentage of our loans and/or increase our provisions for loan losses, which would reduce our income.

Competition with other financial institutions could adversely affect our profitability.

The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. Consolidation among financial service providers has resulted in fewer very large national and regional banking and financial institutions holding a large accumulation of assets. These institutions generally have significantly greater resources, a wider geographic presence or greater accessibility to capital, compared to us. Our competitors sometimes are also able to offer more services, more favorable pricing or greater customer convenience than we do. In addition, our competition has grown from new banks and other financial services providers that target our existing or potential customers. As consolidation continues among large banks, we expect additional smaller institutions to try to exploit our market.

We face substantial competition for both deposits and loans. We compete for deposits with banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased competition for deposits could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations.

Competition for loans comes principally from other banks, savings institutions, mortgage banking companies and other lenders. In originating mortgage loans, we compete with real estate investment trusts, investment banking firms, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, other lenders, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Government National Mortgage Association and other entities purchasing mortgage loans. This competition could decrease the number and size of loans that we make and the interest rates and fees that we receive on these loans.

The demand for residential mortgage loans in recent years has made it more difficult and expensive to recruit and retain the services of qualified lending personnel. Increased competition for loan officers and other personnel could hinder our ability to close loans and to improve our results of operations.

Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets, and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in our industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

We are dependent upon the services of our management team and qualified personnel.

We are dependent upon the ability and experience of a number of our key management personnel who have substantial experience with our operations, the financial services industry and the markets in which we offer our services. It is possible that the loss of the services of one or more of our senior executives or key managers would have an adverse effect on our operations.

We depend on our account executives and loan officers to attract borrowers by, among other things, developing relationships with commercial and consumer clients, mortgage companies, real estate agents, brokers and others. We believe that these relationships lead to repeat and referral business. The market for skilled account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. In addition, if a manager leaves our company, other members of the manager’s team may follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs.

Our success also depends on our ability to continue to attract, manage and retain other qualified personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

Adjustments for loans held for sale may adversely affect our profits.

In our financial statements we must revalue, on a quarterly basis, loans that we originate and classify as held for sale to the lower of their cost or market value. Depending on market conditions, such adjustments may adversely affect our results of operations. At September 30, 2005, loans held for sale totaled $12.2 million compared to a total loan portfolio size of $8.0 billion at the same date. The amount of total loans held for sale may change if we determine to originate a larger volume of loans with the intent of selling those loans.

If we are unable to maintain or expand our volume of business with independent brokers, our loan-origination business may decrease.

We originate a high volume of residential mortgage loans through a network of mortgage brokers. We follow careful procedures to select the brokers with whom we establish relationships and the brokers are not required to work exclusively with us. Our competitors also have relationships with the brokers in our network and actively compete with us to obtain loans and increase broker relationships. We cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker networks. Failure to do so could negatively affect the volume and profitability of our mortgage loan originations, and thus adversely affect our business, financial condition, liquidity and results of operations.

Reduced demand for our MTA loans in the secondary market could adversely affect our financial condition and operating results.

We may periodically sell our MTA loans in the secondary market. A prolonged period of secondary market illiquidity could have an adverse effect on our earnings and capital levels. Historically, the Company has held ARM loans in its portfolio; however, the industry-wide increase in the origination volume of adjustable-rate mortgages has facilitated the development of a secondary market for these products and has allowed us to sell a portion of our adjustable-rate mortgage loans into the market. Accordingly, we sold $615 million of our MTA loans in fiscal 2005. In addition, we sold $187 million of MTA loans in the first quarter of fiscal 2006. A downturn in customer demand for this product or a prolonged period of secondary market illiquidity could have an adverse effect on our balance sheet and earnings.

Loan sales or securitizations may be difficult or less profitable to execute if our loans are defective.

In connection with the sale and securitization of our loans, we are required to make a variety of customary representations and warranties regarding our company and the loans. We are subject to these representations and warranties for the life of the loan and they relate to, among other things:

•	compliance with applicable laws;

•	eligibility for whole-loan sale or securitization;

•	conformance with underwriting standards;

•	the accuracy of the information in the loan documents and loan file; and

•	the characteristics and enforceability of the loan.

We may not be able to sell a loan that does not comply with these representations and warranties, or such sale may require greater effort or expense. If such loans are sold before we detect non-compliance, we may be obligated to repurchase the loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any such losses. These circumstances could adversely impact the profitability of loan sale or securitization transactions and our financial results.

Failure to pay interest on our debt may adversely impact us.

Deferral or default in making interest payments on debt could affect our ability to fund our operations and pay dividends on our common stock. As of September 30, 2005, we had approximately $196 million of trust preferred securities and junior subordinated debentures outstanding related to ten trust subsidiaries owned by us. Interest payments, including those on adjustable rate notes, are projected to be approximately $18.0 million per year based on interest rates at September 30, 2005, which must be paid before we pay dividends on our capital stock, including our Class A Common Stock. We have the right to defer interest payments on the notes for up to 20 consecutive quarters. However, if we elect to defer interest payments, all deferred interest must be paid before we may pay dividends on our capital stock. Deferral of interest payments could also cause a decline in the market price of our Class A Common Stock.

As of September 30, 2005 we also had approximately $4.5 billion of available credit under our Federal Home Loan Bank of Atlanta (“FHLB”) credit line of which $3.8 billion was outstanding. Such borrowings from the FHLB were secured by a pledge of $5.7 billion of our residential first mortgage loans and other eligible collateral. Our total credit line with the FHLB is approximately 40% of the Bank’s assets at each prior quarter’s end. Failure to pay interest or principal on this debt could adversely affect our business by causing us to lose our collateral and the FHLB as a funding source. In addition to our FHLB borrowings, we had $1.2 billion in repurchase agreements outstanding as of September 30, 2005 all of which was secured by mortgage-backed securities or other investment securities.

As of September 30, 2005 we had outstanding $120 million of Convertible Senior Notes that mature in March 2034 and bear interest at an annual rate of 3.125% payable semiannually. Upon conversion of the notes we will deliver cash for 100% of the principal amount of the notes and may, at our discretion, in lieu of delivering shares of Class A Common Stock, deliver cash or a combination of cash and shares of Class A Common Stock for the profit shares. We may redeem for cash some or all of the notes at any time on or after March 1, 2011 at 100% of the principal amount of the notes plus any accrued and unpaid interest, contingent interest and additional amounts, if any. Holders may require us to purchase all or part of the notes for cash at a purchase price of 100% of the principal amount of the notes plus accrued and unpaid interest including contingent interest and additional amounts, if any, on March 1, 2011, March 1, 2014, March 1, 2019, March 1, 2024 and March 1, 2029 or upon the occurrence of a fundamental change. The notes are senior unsecured obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness. The notes are effectively subordinated to our entire senior secured indebtedness and all indebtedness and liabilities of its subsidiaries.

If we do not manage our growth effectively, our financial performance could be harmed.

In recent years, we have experienced rapid growth that has placed certain pressures on our management, administrative, operational and financial infrastructure. As of September 30, 2005, we had 1,137 full time equivalent employees. Many of these employees have limited experience with us and a limited understanding of our systems and controls. As we grow, we need to hire additional associates and management in an intensely competitive hiring environment. Additionally, we must upgrade and expand our operational, managerial and financial systems and controls. Plans for the continued development and growth of our business in the future will also require numerous resources, systems development and capital. We cannot assure you that we will be able to:

•	identify and hire qualified employees;

•	expand our systems effectively;

•	allocate our human resources optimally; or

•	meet our capital needs.

The failure to manage growth effectively could significantly harm our business, financial condition, liquidity and results of operations.

We may not be able to maintain and profit from our growth.

We may use some of the proceeds that we receive from offerings of securities for expansion activities. These activities may include additional banking offices and facilities, additional employees, new products and distribution channels and marketing strategies and acquisitions (although no specific acquisition is currently contemplated). Our ability to continue to grow depends, in part, on our ability to hire and retain qualified personnel, open new branch locations, successfully attract deposits to those locations, and identify loan and investment opportunities. We also depend on maintaining productive relationships with the brokers through whom we generate the majority of our one-to-four family residential mortgage loans that we originate. Our ability to profit from our growth also will depend on whether we can efficiently fund our growth, control our costs and maintain asset quality, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we are unable to sustain our growth, our earnings could be adversely affected.

Our future growth is dependent upon our ability to recruit additional, qualified employees, especially seasoned relationship bankers.

Our market areas are experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Our business plan includes, and is dependent upon, hiring and retaining highly qualified and motivated executives and employees at every level. In particular, our success has been partly the result of our management’s ability to seek and retain highly qualified relationship bankers who have long-standing relationships in their communities. These professionals bring with them valuable customer relationships, and have been an integral part of our ability to attract deposits and to expand rapidly in our market areas. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees that we believe are key to our future success. If we are unable to hire and retain qualified employees, we may not be able to grow our franchise and successfully execute our business strategy.

We may have difficulty managing our growth, which may divert resources and limit our ability to successfully expand our operations.

Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Our future success will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures, and to manage a growing number of client relationships. We may not successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches and banks. Thus, our growth strategy may divert management from our existing businesses and may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.

We rely heavily on the proper functioning of our technology.

We rely on our computer systems and outside servicers providing technology for much of our business, including recording our assets and liabilities. If our computer systems or outside technology sources fail, are not reliable, or suffer a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our operations and financial condition.

The residential-mortgage-origination business is a cyclical industry, has recently been at its highest levels ever and may decline, which could reduce the number of loans we originate and could adversely impact our business.

The residential-mortgage-origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The primary influence on our originations is the aggregate demand for loans in the United States, which is affected by prevailing interest rates. A continued rise in interest rates may adversely affect our results of operations.

Terrorist activities could cause reductions in investor confidence and substantial volatility in real estate and securities markets.

It is impossible to predict the extent to which terrorist activities may occur in the United States or other regions, or their effect on a particular security issue. It is also uncertain what effects any past or future terrorist activities and/or any consequent actions on the part of the United States government and others will have on the United States and world financial markets, local, regional and national economies, and real estate markets across the United States. Among other things, reduced investor confidence could result in substantial volatility in securities markets, a decline in general economic conditions and real estate related investments and an increase in loan defaults. Such unexpected losses and events could materially affect our results of operations. Tourism and the travel industry are important factors to the general economy of our primary market, which could be adversely affected by terrorism.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all.

We may need to incur additional debt or equity financing in the future for growth, investment or strategic acquisitions. We cannot assure you that such financing will be available to us on acceptable terms or at all. If we are unable to obtain additional financing after this offering, we may not be able to grow or make strategic acquisitions or investments.

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from the Bank.

The Bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision (OTS) as its primary federal regulator, and by the Federal Deposit Insurance Corporation (FDIC), which insures its deposits. As a member of the FHLB, the Bank must also comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our stockholders. The Bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results.

Among other things, the Bank’s ability to pay cash dividends to the holding company is limited by these regulations. The Bank must notify the OTS in advance of any proposed distribution, and may not pay dividends or distribute any capital assets if the distribution is disapproved by the OTS. OTS regulations also impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank. Because income is received by us from the Bank through dividend payments, our ability to service the debt issued by us and dividends on our capital stock is limited by the financial condition of the Bank.

The Bank’s ability to make capital distributions is subject to regulatory limitations. Generally the Bank may make a capital distribution if notice of the proposed capital distribution is filed with the OTS at least 30 days before the board of directors approves the distribution, and the OTS does not disapprove the notice. The OTS may disapprove the notice if it determines that the Bank would be undercapitalized after the proposed distribution, that the proposed distribution raises safety and soundness concerns or that the proposed distribution would violate a statute, regulation or agreement with the OTS or any condition imposed by the OTS. The Bank’s ability to make such distribution by filing a notice, instead of an application for approval, depends on maintaining eligibility for “expedited status.” The Bank currently qualifies for expedited status, but there can be no assurance that it will maintain its current status. In addition, the Bank would be required to file an application for approval of the proposed distribution, instead of a notice, if the total amount of all capital distributions for the calendar year, including the proposed distribution, would exceed the Bank’s net income for that year plus retained net income for the preceding two years.

FDIC regulations also require all insured depository institutions to remain in a safe and sound condition, as defined in regulations, as a condition of federal deposit insurance.

OTS regulations also restrict our ability to open new banking offices. We must publish notice of the proposed office in area newspapers and, if objections are made, the new office may be delayed or disapproved.

Our operations could be harmed by a challenging legal climate.

Class action or other litigation against lenders in certain regions or related to particular products, services or practices may arise from time to time, even if the activities subject to complaint are not unlawful. Such claims may be brought, for example, under state or federal consumer protection laws. The damages and penalties claimed in these types of matters can be substantial. We may also be adversely affected by the actions our brokers, or if another company in our industry engages in criticized practices. Negative publicity may result in more regulation and legislative scrutiny of industry practices as well as more litigation, which may further increase our cost of doing business and adversely affect our profitability by impeding our ability to market our products, requiring us to change them or increasing the regulatory burdens under which we operate.

Changes in the regulation of financial services companies and housing government-sponsored enterprises could adversely affect our business.

Proposals for further regulation of the financial services industry are continually being introduced in Congress. The agencies regulating the financial services industry also periodically adopt changes to their regulations. Proposals that are now receiving a great deal of attention include regulation of government sponsored-entities, consumer protection initiatives relating to bank overdraft practices, security of customer information, marketing practices, the Real Estate Settlement Procedures Act, predatory lending, non-traditional mortgage loans and risk management for commercial real estate loans. Currently governmental agencies are renewing MTA products. It is possible that one or more legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business.

Regulatory authorities have extensive discretion in their supervisory activities that could be used to restrict our business. Changes in the laws or regulations that govern us could further restrict our operations, impose burdensome requirements and increase our expenses which could impair our ability to meet our obligations.

Negative public opinion could damage our reputation and adversely affect our earnings.

Reputational risk is the risk to our operations from negative public opinion. Negative public opinion can result from the actual or perceived manner in which we conduct our business activities, including our sales practices, practices used in our origination and servicing operations and retail banking operations, our management of actual or potential conflicts of interest and ethical issues, and our protection of confidential customer information. Negative public opinion can adversely affect our ability to keep and attract customers and can expose us to litigation.

Our REIT subsidiary may fail to qualify as a real estate investment trust, which would adversely affect our future after-tax earnings.

Our REIT subsidiary, BU REIT, is organized and operated to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”). Although it is intended that our REIT subsidiary be owned and organized and operated in such a manner, its continued qualification as a real estate investment trust for federal income tax purposes is not guaranteed. No assurance can be given that new legislation, Treasury regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualifications as a real estate investment trust or the federal income tax consequences of such qualification in a way that would adversely affect our REIT subsidiary’s ability to qualify as a real estate investment trust. Any such legislation could cause a tax event that would adversely affect our future consolidated after-tax earnings.

Provisions in our Articles of Incorporation, Bylaws and Florida law could impede efforts to remove management and frustrate takeover attempts.

Certain provisions of our Articles of Incorporation and Bylaws could delay or frustrate the removal of incumbent directors and make a merger, tender offer or proxy contest more difficult, even if such events appear to benefit stockholders. Certain provisions of state and federal law may also discourage or prohibit a future takeover attempt in which our stockholders might otherwise receive a substantial premium for their shares over then-current market prices.

The voting power of the directors, executive officers and holders of 5% or more of our equity securities and certain provisions of our Articles of Incorporation may discourage any proposed takeover not approved by our Board of Directors. We cannot assure you that your interests will coincide with those of our directors, executive officers or 5% stockholders. Under our Articles of Incorporation, as amended, we may issue additional shares of Class A Common Stock, Class B Common Stock and Noncumulative Convertible Preferred Stock, Series B (the “Series B Preferred Stock”) at any time. See, “Description of Capital Stock” for a summary description of the terms and conditions of our capital stock. We do not intend to issue additional shares of the Class B Common Stock and Series B Preferred Stock if the issuance would result in the termination of trading of the Class A Common Stock on the Nasdaq National Market.

Our insiders hold voting rights that give them significant control over matters requiring stockholder approval.

Our directors and executive officers hold substantial amounts of our Class A Common Stock, Class B Common Stock and Series B Preferred Stock. Each share of Class A Common Sock is entitled to one-tenth vote, each share of Class B Common Stock is entitled to one vote, and each share of Series B Preferred Stock is entitled to two and one-half votes. For a more detailed description of our capital stock see, “Description of Securities—Description of Capital Stock.” These classes generally vote together on matters presented to stockholders for approval. As of December 31, 2005, directors and executive officers held approximately 50% of our total voting power and approximately 64% if they exercised all options exercisable within 60 days of December 31, 2005 to purchase shares of such stock. If they vote together, our officers and directors will significantly influence the election of directors and other matters requiring stockholder approval, including proposals made by stockholders and changes in control. Consequently, other stockholders’ ability to influence our actions through their vote may be limited and the non-insider stockholders may not have sufficient voting power to approve a change in control even if a significant premium is being offered for their shares. We cannot assure you that our officers and directors will vote their shares in accordance with your interests.

There are several business and family relationships among directors that could create conflicts of interest.

Several of our directors have business relationships with us and each other. During the 2005 fiscal year, we paid the law firm of Camner, Lipsitz and Poller, P.A. approximately $3.5 million in fees for representing us in mortgage loan closings, foreclosures, litigation, corporate and other matters. Alfred R. Camner, our chairman of the Board and Chief Executive Officer, is the Senior Managing Director and one of two of the shareholders of this law firm. One of Mr. Camner’s children is also employed as the law firm’s Managing Director. In addition, directors and employees of the law firm own our stock and have received and may in the future receive options to acquire our stock. During fiscal 2005, the insurance firm of which Marc Jacobson, one of our directors, is an officer and director, received a total of approximately $300,000 in insurance commissions on policies purchased by us. In addition, one of Mr. Camner’s children serves as one of our directors and is employed by the Bank, and one of his children serves as a director of a subsidiary of the Bank. We have “opted-out” of the Florida statute which would require the approval of either disinterested directors or a super majority vote of disinterested stockholders in the event of a certain affiliate transactions. Business and family relationships among us, our directors and officers may create conflicts of interest which are reviewed and addressed by our board of directors. We cannot assure you that your interests will coincide with those of our officers and directors.

Sales of a substantial number of shares of Class A Common Stock in the public market after an offering could adversely affect its market price.

As of December 31, 2005, 30,014,971 shares of our Class A Common Stock were outstanding. Our directors and executive officers held approximately 599,818 shares of this total. In addition, up to 5,838,064 additional shares of our Class A Common Stock could be issued if (i) all options to purchase our Class A Common Stock, Class B Common Stock and Series B Preferred Stock were exercised and (ii) all shares of Class B Common Stock and Series B Preferred Stock were converted to Class A Common Stock. Our directors and executive officers would hold 5,348,729 of such shares. Options to purchase 1,616,824 shares of our Class A Common Stock will be vested and exercisable within 60 days of December 31, 2005. Although our directors and executive officers may be restricted in selling their shares, they may rely on an exemption under Rule 144. The exemption limits a director’s or executive officer’s stock sales within any three-month period to the greater of 1% of the then outstanding shares of Class A Common Stock or the average weekly trading volume during the previous four weeks in the Class A Common Stock.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $             million from the offering after deducting the underwriting discounts and our estimated offering expenses. We expect this amount to be $                 if the underwriters’ over-allotment option is exercised. We intend to use the net proceeds of the offering for general corporate purposes. These purposes may include:

•	expanding our operations through new branch offices and operations centers,

•	possible acquisitions,

•	acquiring our debt and equity securities, if available on favorable terms,

•	redeeming outstanding debt,

•	investing in loans and mortgage-backed or other securities, and

•	funding working capital needs.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A Common Stock has been traded on the Nasdaq National Market since December 1985 under the symbol “BKUNA.” The following table shows the high and low sales prices of our Class A Common Stock as quoted on the Nasdaq National Market for our last three fiscal years and for fiscal 2006 through January 18, 2006. As of December 31, 2005 there were approximately 943 record holders of Class A Common Stock and 30,448,400 shares are issued and 30,014,971 shares are outstanding.

Stock price data on the Nasdaq National Market reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Class A Common Stock Price
	High	Low
Fiscal Year Ended
September 30, 2003
1st Quarter	$17.46	$13.70
2nd Quarter	18.05	14.75
3rd Quarter	20.35	17.60
4th Quarter	23.09	19.20

Fiscal Year Ended
September 30, 2004
1st Quarter	26.53	21.02
2nd Quarter	29.70	24.82
3rd Quarter	29.42	24.44
4th Quarter	29.77	25.15

Fiscal Year Ended
September 30, 2005
1st Quarter	32.95	27.18
2nd Quarter	32.28	26.05
3rd Quarter	28.03	23.56
4th Quarter	28.83	22.48

Fiscal Year Ended
September 30, 2006
1st Quarter	27.64	20.18
2nd Quarter (1)	26.01	27.87

(1)	Through January 18, 2006

CAPITALIZATION

The following table shows our consolidated capitalization (unaudited) as of December 31, 2005 (i) on a historical basis, (ii) on a pro forma basis as adjusted to reflect the sale of 5,000,000 million shares of our Class A Common Stock offered by us in this offering at an assumed offering price of $27.45 per share, the last sale price of the Class A Common Stock on January 18, 2006. You should read the following table with the financial statements and notes which are incorporated by reference into this prospectus supplement.

	Actual	Pro Forma
	(in 000’s)
Convertible Senior Notes	$120,000	$120,000
Trust preferred securities and subordinated debentures	195,108	195,108

Stockholders’ Equity:
Preferred Stock, $.01 par value; authorized—10,000,000 shares; issued—984,713 shares; outstanding—957,993 shares(1)	10	10
Class A Common Stock, $.01 par value; authorized—60,000,000 shares; issued—30,448,400 shares; outstanding—30,014,971 shares; issued, as adjusted—35,448,400 shares; outstanding, as adjusted—35,014,971 shares	304	354
Class B Common Stock, $01 par value; authorized—3,000,000 shares; issued—612,762 shares; outstanding—431,562 shares	6	6
Treasury Stock	(7,728)	(7,728)
Additional paid-in capital	344,900	482,100 (2)
Retained Earnings	209,279	209,279
Deferred compensation and option shares	1,695	1,695
Accumulated other comprehensive income	(26,105)	(26,105)
Total stockholders’ equity	$522,361	$659,611

(1)	As of December 31, 2005, such shares had an aggregate liquidation preference of $7.3 million.
(2)	Expenses of offering not deducted.

The table above excludes:

•	up to 750,000 shares of Class A Common Stock issuable by us if the underwriters exercise their over-allotment option;

•	up to 1,864,624 shares of Class A Common Stock issuable by us if all outstanding shares of Series B Preferred Stock, and Class B Common Stock, including shares of restricted stock that may be forfeited and cancelled in the future if the restrictions are not satisfied, are converted as of December 31, 2005;

•	3,965,809 shares of Class A Common Stock issuable upon exercise of options at a weighted average exercise price of $18.06 per share as of December 31, 2005, including the exercise of options for Class B Common Stock at a weighted average exercise price of $7.25 per share as of December 31, 2005, and options for Series B Preferred Stock at a weighted average exercise price of $24.10 per share as of December 31, 2005, and upon the conversion of such Class B Common Stock and Series B Preferred Stock into shares of Class A Common Stock;

•	422,700 shares of Class A Common Stock, and 54,281 shares of Class B Common Stock, held as treasury stock, and 10,729 shares of Class A Common Stock, 126,919 shares of Class B Common Stock, and 26,720 shares of Series B Preferred Stock, held in rabbi trusts; and

•	a number of shares, if any, which may be issued upon conversion of our 3.125% Convertible Senior Notes. In 2004, we issued $120 million of Convertible Senior Notes that mature in March 2034 and bear interest at an annual rate of 3.125% payable semiannually. Upon conversion of the notes we will deliver cash for 100% of the principal amount of the notes and may, at our discretion, in lieu of delivering shares of Class A Common Stock, deliver cash or a combination of cash and shares of Class A Common Stock for the profit shares.

DESCRIPTION OF SECURITIES

Description Of Capital Stock

Set forth below is a summary of certain terms and provisions of BankUnited’s capital stock, which is qualified in its entirety by reference to our Articles of Incorporation and to the Statements of Designation setting forth the resolutions establishing the rights and preferences of our stock. Copies of the Articles of Incorporation and Statements of Designation have been incorporated by reference into this prospectus supplement.

Under our Articles of Incorporation, the authorized but unissued and unreserved shares of our capital stock are available for issuance for general corporate purposes, including, but not limited to, possible stock dividends, future mergers or acquisitions, officer, director and employee compensation or private or public offerings. Except as may otherwise be required, stockholder approval will not be required for the issuance of those shares.

The following table sets forth all classes of stock currently outstanding, and stock options held, as of December 31, 2005, as well as the amount of our Class A Common Stock that would be outstanding upon exercise or conversion of all outstanding options and convertible securities (excluding our Convertible Senior Notes):

	Shares and Options Outstanding	Class A Common Stock upon Conversion of all Outstanding Options and Convertible Securities
Class A Common Stock (1)(3)	30,014,971	30,014,971	(1)(2)
Class B Common Stock (2)(3)	431,562	431,562
Series B Preferred Stock (2)(3)	957,993	1,433,062
Stock Options
Class A Common Stock	2,245,057	2,245,057
Class B Common Stock	493,000	493,000
Series B Preferred Stock	820,245	1,227,752
Restricted Stock Units Common A	7,631	7,631
Total		35,853,035

(1)	Does not include shares from this offering.
(2)	Does not include shares from contingently convertible debt.
(3)	Does not include 422,700 shares of Class A Common Stock, and 54,281 shares of Class B Common Stock held as treasury stock, and 10,729 shares of Class A Common Stock, 126,919 shares of Class B Common Stock, and 26,720 shares of Series B Preferred Stock, held in rabbi trusts.

Class A Common Stock

Our Articles of Incorporation authorize the issuance, in series, of up to 60 million shares of Class A Common Stock and permit our Board of Directors to establish the rights and preferences of each series of Class A Common Stock. Our Board of Directors has allocated 50 million shares to the Series I Class A Common Stock, par value $.01 per share, the only series of Class A Common Stock outstanding. As of December 31, 2005, 30,448,400 shares of Class A Common Stock were issued, 30,014,971 shares were outstanding and 6,269,060 shares were reserved for issuance under our stock option and stock bonus plans and upon the conversion of other classes of stock, as described below.

Dividends.    The holders of the Class A Common Stock are entitled to dividends when and if declared by our Board of Directors out of funds legally available therefor, which may be declared solely on the Class A Common Stock or for not less than 110% of the amount per share of any dividend declared on the Class B Common Stock. The payment of dividends by us will depend on our net income, financial condition, regulatory requirements and other factors deemed relevant by our Board of Directors. Since March 29, 2005, our Board of Directors has declared and paid a cash dividend of one-half cent ($0.005) per share on four occasions. Prior to that time, we generally did not pay cash dividends on our Class A Common Stock. We anticipate that we will continue to declare and pay such dividends on a quarterly basis subject to termination at any time at the sole discretion of our Board. See “Risk Factors” for a discussion of certain factors relating to our ability to pay dividends.

Voting Rights.    Each share of Class A Common Stock entitles the holder thereof to one-tenth vote on all matters upon which stockholders have the right to vote. The Class A Common Stock does not have cumulative voting rights in the election of directors.

Liquidation.    In the event of our liquidation, dissolution or winding up, the holders of shares of Class A Common Stock are entitled to share equally with the holders of shares of Class B Common Stock, after payment of all of our debts and liabilities and subject to the prior rights of holders of shares of our Preferred Stock, in our remaining assets.

No Preemptive Rights; Redemption; Assessability.    Holders of shares of Class A Common Stock are not entitled to preemptive rights with respect to any securities subsequently issued by us. The Class A Common Stock is not subject to call or redemption and, as to shares of Class A Common Stock currently outstanding, are fully paid and non-assessable. When the shares of Class A Common Stock offered hereby are issued upon payment of the purchase price therefor, such shares will be fully paid and non-assessable.

Class B Common Stock

Our Articles of Incorporation authorize the issuance of up to 3,000,000 shares of Class B Common Stock, all of which have the rights and preferences described below. The Class B Common Stock is held by our directors, executive officers and a few other persons. As of December 31, 2005, 612,762 shares of Class B Common Stock were issued and 431,562 shares were outstanding and 3,584,810 shares were reserved for issuance under our stock option and stock bonus plans and upon the conversion of unrestricted Series B Preferred Stock, as described below.

Dividends.    The holders of Class B Common Stock are entitled to dividends when and if declared by our Board of Directors out of funds legally available therefor. The payment of dividends on the Class B Common Stock is subject to the right of the holders of the Class A Common Stock to receive a dividend per share of 110% of the amount per share of any dividend declared on the Class B Common Stock.

Voting Rights.    Each share of Class B Common Stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. The Class B Common Stock does not have cumulative voting rights in the election of directors.

Convertibility.    Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock, subject to adjustment upon the occurrence of certain events.

Liquidation.    In the event of our liquidation, dissolution or winding up, the holders of shares of Class B Common Stock are entitled to share equally with the holders of shares of Class A Common Stock in our remaining assets after payment of all of our debts and liabilities and subject to the prior rights of holders of shares of our Preferred Stock.

No Preemptive Rights; Redemption; Assessability.    Holders of shares of Class B Common Stock are not entitled to preemptive rights with respect to any securities subsequently issued by us. The Class B Common Stock is not subject to call or redemption and is fully paid and non-assessable.

Preferred Stock

Our Articles of Incorporation authorize the issuance, in series, of up to 10,000,000 shares of Preferred Stock and permit our Board of Directors to establish the rights and preference of each of such series and to increase the number of shares in any of the series.

Noncumulative Convertible Preferred Stock, Series B

As of December 31, 2005, 984,713 shares of Series B Preferred Stock were issued, 957,993 shares were outstanding, and 1,108,863 shares were reserved for issuance under our stock option and stock bonus plans.

The shares of Series B Preferred Stock are held by directors, executive officers and a few other persons.

Dividends.    The quarterly dividend requirement for Series B Preferred Stock outstanding as of December 31, 2005 is $135,398 and our total annual dividend requirement for all of our Series B Preferred Stock outstanding as of December 31, 2005 is $541,592.

Voting Rights.    Each share of Series B Preferred Stock is entitled to two and one-half votes per share on all matters submitted to the vote of stockholders. The Series B Preferred Stock does not have cumulative voting rights in the election of directors.

The Series B Preferred Stock is permitted to elect two directors for the Board if we fail to declare and pay dividends for six dividend periods, whether or not those periods are consecutive. The right to elect directors would be revoked once we pay dividends in four consecutive periods.

Conversion Rights.    Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock, subject to adjustment on the occurrence of certain events.

Liquidation.    In the event of any liquidation, dissolution or winding up, the holders of the Series B Preferred Stock will be entitled to a preference on liquidation of $7.375 per share, if the liquidation is involuntary, prior to any distribution of any assets to the holders of any class of Class A Common Stock. Such holders shall be entitled to receive the redemption price per share applicable to such stock at the time of liquidation if the liquidation is voluntary.

Redemption.    Unless earlier redemption is approved by the holders of at least 50% of the outstanding shares of the Series B Preferred Stock, the Series B Preferred Stock is redeemable after September 30, 2007 at a redemption price of $7.375 per share.

Rank.    The Series B Preferred Stock ranks senior to the Class A Common Stock and Class B Common Stock as to dividend rights, rights upon our liquidation, dissolution or winding up, and redemption rights.

No Preemptive Rights; Assessability.    Holders of our Preferred Stock are not entitled to preemptive rights with respect to any securities subsequently issued by us. The outstanding Preferred Stock is fully paid and non-assessable.

No Other Rights

Shares of our stock do not have any preference, voting powers or relative, participating, option or other special rights, except as set forth above or in our Articles of Incorporation or as otherwise required by law.

Transfer Agent

The transfer agent for our Class A Common Stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Certain Anti-takeover Provisions

Certain provisions of our Articles of Incorporation and Bylaws, as well as certain provisions of Florida law, could have the effect of deterring takeovers. Our Board of Directors believes that the provisions of our Articles of Incorporation and Bylaws described below are prudent and in our best interests and in the best interests of our stockholders. Although these provisions may discourage a future takeover attempt in which stockholders might receive a premium for their shares over the then current market price and may make removal of incumbent management more difficult, our Board of Directors believes that the benefits of these provisions outweigh their possible disadvantages. We are not aware of any current effort to effect a change in control.

In addition, we have opted not to be governed by the affiliated transactions and control-share acquisition section of the Florida Business Corporation Act. Florida’s control share acquisition statute provides that shares of issuing public corporations that are acquired in a control share acquisition generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all of the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% but not less than 33 1/3%; (ii) 33 1/3%, but not less than or equal to 50%; or (iii) more than 50% of such votes. Interested shares are shares of an issuing public corporation in respect of which any of the following persons may exercise or direct the exercise of the voting power to elect directors: (i) an acquiring person or member of a group with respect to a control share acquisition, (ii) any officer of the issuing public corporation, or (iii) any employee of the issuing public corporation who is also a director of the corporation. The Florida control share acquisition statute does not, however, apply to an acquisition of shares of an issuing public corporation if such acquisition has been approved by the Board of Directors prior to the acquisition.

Directors.    Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Vacancies on the Board may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Our Bylaws currently provide that our Board of Directors shall consist of not less than 5 nor more than 12 members.

Under Florida law, a director elected by our stockholders may be removed without cause by a vote of the stockholders. In addition, our Bylaws require minimum attendance standards at regular meetings of the Board of Directors as a continuing qualification for membership on the Board. Failure to fulfill this requirement constitutes automatic resignation from the Board.

Cumulative Voting.    Stockholders may not cumulate their votes in the election of directors.

Capital Structure.    Our Board of Directors may authorize for issuance various series of Class A Common Stock and Preferred Stock with different voting rights. Our Board of Directors is authorized to establish the rights and preferences of such stock and issue such shares, subject to stockholder approval in certain circumstances.

UNDERWRITING

Subject to the terms and conditions of an Underwriting Agreement, dated                     , 2006, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Keefe, Bruyette & Woods, Inc., J.P. Morgan Securities Inc. and UBS Securities LLC have severally agreed with us, subject to the terms and conditions of the Underwriting Agreement, to purchase from us the number of shares of Class A Common Stock set forth below opposite their respective names.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.
Keefe, Bruyette & Woods, Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC

Total	5,000,000

The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of Class A Common Stock offered by this prospectus supplement are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of Class A Common Stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

The representatives have advised us that the underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession of not in excess of $             per share, of which $             may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement. The shares of Class A Common Stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

We have granted to the underwriters an option, exercisable within 30 days after the date of the prospectus supplement, to purchase from time to time up to an aggregate of 750,000 shares of Class A Common Stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 750,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of Class A Common stock offered in this offering.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Total
	Per Share	With Over- Allotment	Without Over- Allotment

Public offering price
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Each of our executive officers and directors will agree, subject to specified exceptions, not to:

•	offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Class A Common Stock or any options or warrants to purchase any shares of Class A Common Stock or any securities convertible into or exchangeable for shares of Class A Common Stock owned as of the date of this prospectus supplement or thereafter acquired directly by those holders or with respect to which they have the power of disposition, or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A Common Stock (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A Common Stock or such other securities in cash or otherwise)

for a period of 90 days after the date of this prospectus supplement without the prior written consent of Bear, Stearns & Co. Inc. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90 day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our shareholders who will execute a lock-up agreement, regarding consent to the sale of shares prior to the expiration of the lock-up period.

In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., issue, sell, contract to sell, or otherwise dispose of any shares of Class A Common Stock, any options or warrants to purchase any shares of Class A Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Class A Common Stock other than our sale of shares in this offering, the issuance of our shares of Class A Common Stock, other than our sale of shares in this offering upon the exercise of outstanding options or warrants, and the issuance of options or shares of Class A Common Stock under existing stock option and incentive plans. The underwriters have agreed to waive obligations under the lock-up agreements for Earline Ford pursuant to a pre-existing agreement under which Alfred Camner may elect to purchase up to 194,000 shares of Class B Common Stock from Earline Ford if Mrs. Ford exercises options to acquire such shares in the future and sells such shares to Mr. Camner. Such shares will be subject to Mr. Camner’s lock-up agreement. The underwriters have also agreed to waive obligations under the lock-up agreements for the Camner Family Foundation, a 501(c)3 charitable organization, of which Alfred Camner is one of several controlling persons, to allow the sale of up to approximately 32,800 shares (based on the last sale price for the Class A Common Stock of $27.45 per share as of January 18, 2006), to a qualified charitable organization.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of Class A Common Stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the

“Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority,

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer, and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Our shares of Class A Common Stock are traded on the Nasdaq National Market under the symbol “BKUNA.”

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained on any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of Class A Common Stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares of Class A Common Stock. A “syndicate covering transaction” is the bid for or purchase of shares of Class A Common Stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A “penalty bid” is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the shares originally sold by such underwriter or syndicate member are purchased by the representatives in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids in the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the Class A Common Stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the Class A Common Stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

Bear, Stearns & Co. Inc., Keefe, Bruyette & Woods, Inc., UBS Securities LLC, and J.P. Morgan Securities Inc. and such other representatives from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue

Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by Camner, Lipsitz and Poller, P.A., Coral Gables, Florida. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York, who as to matters of Florida law will rely on the opinion of Camner, Lipsitz and Poller, P.A.

Alfred R. Camner, our Chairman of the Board and Chief Executive Officer, is the senior managing director and a stockholder of Camner, Lipsitz and Poller, P.A. Errin E. Camner, Managing Director of Camner, Lipsitz and Poller, P.A. is the daughter of Alfred R. Camner. As of December 31, 2005, directors and employees of Camner, Lipsitz and Poller, P.A. participating in the representation of us in connection with the preparation of this prospectus supplement beneficially own an aggregate of approximately 292,682 shares of Class A Common Stock, 688,277 shares of Class B Common Stock and 1,606,627 shares of Series B Preferred Stock (including shares that may be acquired by the exercise of options within 60 days, but not including shares received upon the conversion of other classes of stock). See “Risk Factors”—There are several business and family relationships among directors that could create conflicts of interest.

Tax matters will be passed upon for the Company by the firm of Morgan Lewis & Bockius, LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K/A for the year ended September 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

5,000,000 shares

Class A Common Stock

PROSPECTUS SUPPLEMENT

January     , 2006

Bear, Stearns & Co. Inc.

Keefe, Bruyette &

Woods

JPMorgan

UBS Investment Bank